UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Kinseki Kabushiki Kaisha

(Name of Subject Company)

Kinseki, Limited

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kyocera Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Kinseki, Limited, 1-8-1, Izumi-Honcho, Komae City, Tokyo 201-8648 (Tel: 81-3-5497-3110)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit number	Description
1	Agendum No. 2 of Notice, dated June 12, 2003, concerning the proposed exchange of shares of common stock of Kinseki Limited for shares of common stock of Kyocera Corporation*

2	Notice, dated June 27, 2003, concerning the resolution at the 78th ordinary general shareholders meeting of Kinseki, Limited relating to the exchange of shares of common stock of Kinseki, Limited for shares of common stock of Kyocera Corporation

Item 2. Informational Legends

The required legend is included on the first page of the document filed as Exhibit.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated May 21, 2003, concerning the notice of making Kinseki, Limited a wholly owned subsidiary of Kyocera Corporation through a stock swap**

PART III — CONSENT TO SERVICE OF PROCESS

Kyocera Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form
F-X on May 21, 2003.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kyocera Corporation

By	/s/ Hideki Ishida
Name: Hideki Ishida Title: Managing Executive Officer General Manager of Corporate Business Systems Administration Division

Date: June 27, 2003

*	Previously furnished to the Commission as a part of Form CB on June 12, 2003.
**	Previously furnished to the Commission as a part of Form CB on May 21, 2003.

To Shareholders in the United States:

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

(Translation)

June 27, 2003

To Our Shareholders:

Isao Kishimoto, President and Representative Director Kinseki, Limited 8-1, Izumi-Honcho 1-chome, Komae-City, Tokyo

Notice of Resolutions at the 78th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 78th Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

Business report, balance sheet and statement of income with respect to the 78th fiscal year (from April 1, 2002 to March 31, 2003)

The contents of the above documents were reported.

Matters resolved:

Agendum No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 78th Fiscal Year

It was resolved, as proposed by Kinseki, Limited (“the Company”), that the amount of cash dividends to shareholders should be 3 yen per share.

Agendum No. 2:	Approval of the Stock Swap Agreement between Kyocera Corporation (“Kyocera”) and the Company

It was resolved, as proposed by the Company.

As of the effective date of the stock swap (August 1, 2003), 0.1 shares of Common Stock of Kyocera will be allocated to one share of Common Stock of the Company, and the Company shall become a wholly-owned subsidiary of Kyocera.

Agendum No. 3:	Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company.

The principal amendments were: (i) the term of office of a Corporate Auditor was extended as a result of enactment of the “Law Amending a Part of the Commercial Code and the Special Provisions to the Commercial Code Relating to the Auditor of a Company” (Law No. 149, 2001), and (ii) introduction of the system for nullification of share certificates and making necessary changes for the reduction of the quorum requirement for special resolutions of the General Meeting of Shareholders as a result of enactment of the “Law Amending a Part of the Commercial Code” (Law No. 44, 2002).

Agendum No. 4:	Election of 1 Corporate Auditor

It was resolved, as proposed by the Company, that Mr. Yasuo Akashi was newly elected as a Corporate Auditor and he assumed the office accordingly.

Mr. Yasuo Akashi is an outside Corporate Auditor as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Agendum No. 5:	Payment of Retirement Allowance to Retiring Corporate Auditor

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to Mr. Toshiomi Shono, the retiring Corporate Auditor, for his services rendered during his term of office, in an amount in accordance with the standards prescribed by the Company.

It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by deliberation of the Corporate Auditors.

Payment of Dividends

The shareholders shall receive the dividends for the 78th fiscal year during the payment period (from June 30, 2003 to July 31, 2003) at post offices by “notice of payment through postal remittance” enclosed herewith. In the case of shareholders who specified bank transfer as a method for payment, please check the “statement of dividends” and “acknowledgement for the account for transfer of dividends” also enclosed herewith.